Washington Prime Group, L.P.
180 East Broad Street
Columbus, Ohio 43215

September 15, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:                                     Tom Kluck, Legal Branch Chief

Rahul Patel, Staff Attorney

Re:                             Washington Prime Group, L.P.

Registration Statement on Form S-4 (File No. 333-205859)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Washington Prime Group, L.P. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated and that such Registration Statement be permitted to become effective at 4:00 p.m. Eastern Time on Thursday, September 17, 2015, or as soon thereafter as possible.  The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above referenced Registration Statement.

In addition, the Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Janelle Blankenship of Faegre Baker Daniels LLP, counsel to the Company, at (317) 569-4881, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

WASHINGTON PRIME GROUP, L.P.

By: WP Glimcher Inc., its general partner

By:	/s/ Robert P. Demchak
Name:	Robert P. Demchak
Title:	General Counsel and Secretary

cc:                                Janelle Blankenship, Faegre Baker Daniels LLP